Exhibit 11.1

Coffee Holding Co., Inc.
Computation of Per Share Earnings (Loss)
(Unaudited)

	Nine Months Ended July 31,		Three Months Ended July, 31

	2006	2005	2006	2005
Net Income (Loss)	$414,854	$552,760	$179,450	$(447,875)

BASIC EARNINGS:
Weighted average number of common
Shares outstanding	5,529,830	4,448,864	5,529,830	5,332,664

Basic earnings (loss) per common share	$.08	$.12	$.03	$(.08)

DILUTED EARNINGS:
Weighted average number of common
Shares outstanding	5,529,830	4,448,864	5,529,830	5,332,664
Warrants - common stock equivalents	0	59,893	0	0

Weighted average number of common
Shares outstanding - as adjusted	5,529,830	4,508,757	5,529,830	5,332,664

Diluted earnings (loss) per common share	$.08	$.12	$.03	$(.08)